April 23, 2025

Curtis C. Simard
Chief Executive Officer
Bar Harbor Bankshares
82 Main Street
Bar Harbor, ME 04609-0400

       Re: Bar Harbor Bankshares
           Registration Statement on Form S-4
           Filed April 18, 2025
           File No. 333-286627
Dear Curtis C. Simard:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Edward G. Olifer